SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866
July 16, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attention: Era Anagnosti

Re:	Pulte Homes, Inc.
Registration Statement on Form S-4
Filed on May 5, 2009, as amended by Amendment No. 2 filed on July 1, 2009
File No.: 333-158974

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 26, 2009
File No.: 001-09804
Dear Ms. Anagnosti:
     On behalf of our client, Pulte Homes, Inc. (“Pulte”), and on behalf of Centex Corporation (“Centex”), set forth below are the responses of Pulte and Centex to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated July 13, 2009, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”) and the above-referenced Annual Report on Form 10-K of Pulte. Pulte submitted to the Commission today, via EDGAR, Amendment No. 3 to the Form S-4 (“Amendment No. 3”), including, where necessary, additional information or amendments requested by the Staff. To assist the Staff in reviewing Amendment No. 3, we are sending via Federal Express a copy of this letter and four copies of Amendment No. 3, which have been marked to show changes from Amendment No. 2 to the Form S-4 as filed with the Commission on July 1, 2009, as well as certain supplemental information noted in the responses below.
     The responses below follow the sequentially numbered comments from the Staff’s letter of July 13, 2009. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
July 16, 2009

Form S-4
Summary, page 1
Material United States Federal Income Tax Consequences, page 8
1.	We note your response and the revised tax opinions in response to comment 2 of our letter dated June 25, 2009. Since each counsel is providing a long form opinion, counsel may not make the opinion subject to the “assumptions and qualifications” or the “qualifications and limitations” set forth in the “Material United States Federal Income Tax Consequences” discussion of the joint proxy statement/prospectus. Please have each counsel remove such qualifying language from each respective opinion.

At the Staff’s request, each counsel has revised its opinion to remove the qualifying language noted by the Staff.
The Merger, page 37
Background of the Merger, page 37
2.	We note your revised disclosure on page 38 in response to comment 6 of our letter dated June 25, 2009. Please elaborate on the reasons why the Centex board concluded that a “recapitalization would have been difficult to successfully complete given then-current market conditions.”

The disclosure in Amendment No. 3 has been modified in response to this comment. Please see page 38 of Amendment No. 3.

3.	We note your revised disclosure in response to comment 7 of our letter dated June 25, 2009. Please provide more detail on how the change in the homebuilding industry’s market conditions since 2005 and the change in Centex’s financial position influenced Pulte’s determination that a combination with Centex in April 2009 would provide Pulte stockholders with the best possible value.

The Pulte Board did not, nor was it required by applicable law to, make a determination that a combination with Centex would provide Pulte shareholders with “the best possible value.” The Pulte Board evaluated the proposed combination and determined that it would be in the best interests of Pulte. The material factors considered by the Pulte Board in making that determination are set forth in Amendment No. 3. While discussions between the parties in 2005 did not progress to the point where a formal determination was made by the Pulte Board, the Pulte Board did preliminarily view the combination as

Securities and Exchange Commission
July 16, 2009

a transaction that warranted further consideration at that time. However, while the determination to approve the combination at this time is consistent with the preliminary view of the Pulte Board in 2005, the review of the transaction by the Pulte Board in 2005 was only preliminary in nature. Accordingly, in coming to its determination to approve the combination, the Pulte Board did not focus on changes since it had first reviewed the potential combination in 2005 but instead focused on the current status of the homebuilding industry and Centex’s financial position. Pulte has revised the disclosure under “Background of the Merger” on page 39 of Amendment No. 3 to reflect the consideration of changes since 2005 in the companies’ respective equity values, industry conditions and the companies’ respective positions in the homebuilding industry, but respectfully submits that no further disclosure is warranted in light of the discussion of factors considered by the Pulte Board under the heading “Recommendation of the Pulte Board of Directors and Its Reasons for the Merger.”
Recommendation of the Pulte Board of Directors and Its Reasons for the Merger, page 45
4.	We note your response to comment 8 of our letter dated June 25, 2009. Please include a summary of your response in the filing. Also, expand the disclosure relating to the reasons why a “significant increase in the amount of land inventory” is viewed positively, considering the incurrence of impairment charges as well as the emerging trend among homebuilders to become “asset-light.” We note “Centex Corporation Q4 2009 Earnings Conference Call — Final Transcript” filed as 425 Communication on May 18, 2009.

Pulte has revised the disclosure in response to the Staff’s comments. Please see page 45 of Amendment No. 3. We note for the Staff’s benefit that certain homebuilders have chosen to pursue an “asset-light” strategy. While Pulte believes that strategy may be desirable for some markets or components of a portfolio, Pulte focuses on a balanced strategy that is reflective of all of its inventory and brands. Pulte views the principal benefits of an “asset-light” strategy as avoiding the costs of holding land inventory during an industry cycle when inventory turnover is low, including the potential for impairment charges, and avoiding certain development costs. However, given the complementary nature of Centex’s land inventory and the fact that a significant portion of Centex’s inventory has been developed, Pulte does not view the factors driving certain homebuilders toward that strategy as particularly applicable to the proposed combination with Centex. Notwithstanding the mention of the “asset-light” strategy in response to an analyst’s question on the Centex earnings call, we respectfully submit that a discussion of the strategy is not relevant to the disclosure regarding the proposed combination and no further discussion of the strategy in the Registration Statement is appropriate.

Securities and Exchange Commission
July 16, 2009

The Merger Agreement, page 73
5.	We note the statement in the second sentence of the second paragraph. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. We also note the statements in the third paragraph, which appear to create uncertainty about the reliability of information contained in a document that the Commission has required you to file as an exhibit to your registration statement. As we stated in comment 18 of our letter dated June 25, 2009, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required in order to make the statements included in the proxy statement/prospectus not misleading. Please revise the disclosure to provide a clear statement of the parties’ disclosure responsibilities with regard to material contradictory information.

The disclosure in Amendment No. 3 has been modified in response to this comment. Please see page 73 of Amendment No. 3.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplemental Data, page 42
Consolidated Statement of Operations, page 43
6.	We note your response to comment 27 of our letter dated June 25, 2009. Please also provide separate lime items for costs of revenues related to Financial Services and Other.

As discussed with the Staff on July 15, Pulte will revise the presentation of its Statement of Operations in future filings in response to the Staff’s comments, including segregating Homebuilding revenues and cost of revenues between home and land sale transactions and reclassifying Other non-operating revenues, which consist of earnings from short-term investments of cash and equivalents, to interest income. Based on Pulte’s review of statements of operations formats within the financial services industry, it appears that a separate line item for cost of revenues is generally not presented. This is consistent with Pulte’s internal management reporting presentation for Financial Services as well as with Pulte Mortgage’s presentation in its stand-alone annual audited financial statements, each of which provide a functional presentation of such costs. Additionally, Pulte’s financial systems and processes are not designed to separately track or present a line for Financial Services cost of revenues. Accordingly, Pulte will continue to provide Financial Services expenses in aggregate as a separate line item within the Statement of Operations.

Securities and Exchange Commission
July 16, 2009

The revised presentation will be substantially consistent with the format furnished to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, Pulte requests that these materials be returned promptly following completion of the Staff’s review thereof.
*     *     *

Securities and Exchange Commission
July 16, 2009

     Pulte and Centex believe that the foregoing has been responsive to the Staff’s comments.
     Pulte will submit to the Staff the requested letter at the time that it requests acceleration of the effectiveness of the Form S-4.
     If you have any questions related to this letter, please contact Thomas A. Cole of Sidley Austin LLP at (312) 853-7473, Dennis V. Osimitz of Sidley Austin LLP at (312) 853-7748 or Robert L. Verigan of Sidley Austin LLP at (312) 853-4348. Please send any further comments via facsimile to Thomas A. Cole, Dennis V. Osimitz and Robert L. Verigan at (312) 853-7036.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

cc:	Steven M. Cook, Pulte Homes, Inc.
Brian J. Woram, Centex Corporation
Thomas A. Cole, Sidley Austin LLP
Dennis V. Osimitz, Sidley Austin LLP
Daniel A. Neff, Wachtell, Lipton, Rosen & Katz
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz